Exhibit 99.1

Silicom Awarded $3M/Yr FPGA Smart NIC Design Win by
European Secure Communications Leader

– Initial commitment of ~$1M already in place;
discussions underway for next-generation platform and full system solution -

KFAR SAVA, Israel – April 15, 2026 – Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has secured a Design Win with a European provider of advanced encryption and secure communication solutions for organizations requiring the highest level of protection for sensitive information. The customer selected a Silicom FPGA SmartNIC following a successful evaluation of one of Silicom’s off-the-shelf products, which demonstrated the performance and reliability required for its advanced encryption solutions including Post Quantum Cryptography. During the coming months Silicom will customize the card to meet the customer’s exact specifications, and expects to deliver the products per the customer’s initial $1 million commitment during the second half of 2026, as it scales toward an anticipated annual deployment of approximately $3 million.

As a first step, the customer has already placed commitments totalling approximately $1 million, reflecting the depth of its confidence in Silicom as a technology and product partner. Looking ahead, Silicom and the customer are already engaged in discussions about a next-generation, higher-speed FPGA Smart NIC that the customer plans to launch in 2028, as well as a potential full system solution that combines a server with an FPGA Smart NIC. These are opportunities that could further expand the partnership and add meaningfully to Silicom’s annual revenues from this customer.

“This encryption leader’s selection of Silicom reflects the excellent performance of our off-the-shelf products, which it tested thoroughly, and its appreciation for our exceptional rapid customization capabilities,” commented Liron Eizenman, Silicom’s CEO. “It confirms our reputation as a leading player in FPGA SmartNIC Techonlogy and a provider of unique encryption hardware acceleration solutions with backward compatibility and easy migration to PQC support.”

Mr. Eizenman continued, “We are gratified that this prestigious technology leader has come to us   in its quest for its next generation FPGA SmartNIC, and encouraged by ongoing discussions about additional offerings. This is a concrete demonstration of the trust with which this customer regards our company, confirming that our FPGA leadership continues to open doors with the world’s most demanding technology organizations.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com